

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Shuang Wu
Chief Executive Officer
WORK Medical Technology LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People's Republic of China

> **Re: WORK Medical Technology LTD**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 30, 2023**
> **File No. 333-271474**

Dear Shuang Wu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed May 30, 2023

Risk Factors

"The PRC subsidiaries are subject to a variety of construction laws . . .", page 43

1. We note your amended disclosure that "as to the production lines of Hangzhou Shanyou, it did not obtain a construction license prior to the commencement of construction nor undergone the completion inspection and acceptance nor prepared the Inspection and Acceptance Reports of Construction for the records of the competent authorities, therefore, Hangzhou Shanyou could be fined." Please quantify these potential fines, if estimatable and material. Make conforming changes as appropriate throughout your risk factor disclosure, where you disclose that your subsidiaries are not in compliance with current laws and regulations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
General and administrative expenses, page 65

2. You disclose that your PRC subsidiaries could not collect timely payments from some of their customers due to the lack of working capital for the year ended September 30, 2022. Please amend your filing to disclose whether you expect this trend to continue in future periods, and amend your risk factor disclosure to describe the risks related to your PRC subsidiaries being unable to collect timely payments in future financial periods, if applicable.

Liquidity and Capital Resources, page 66

3. We have reviewed your response to prior comment 1 and note $1,914,900 of accounts receivable have been subsequently collected in cash. For the remaining amounts outstanding at September 30, 2022 and not subsequently collected in cash as of May 31, 2023, disclose this amount and whether any of it has been recorded as bad debt. For any amounts not subsequently collected in cash or recorded as bad debt as of May 31, 2023, disclose this amount and the reason you have not recorded bad debt expense.

4. We have reviewed your revised disclosure in response to prior comment 2 and note the credit period varies among different customers and does not exceed one year. Please revise your revenue recognition accounting policy to disclose with more specificity the different payment terms you offer your customers. In addition, you set forth in your response that your PRC subsidiaries could not collect timely payments from some of their customers due to the customers' lack of working capital. Please explain to us how you assessed collectibility, and concluded that the criterion in ASC 606-10-25-1(e) was met, in order to initially record revenue for these outstanding amounts.

Consolidated Financial Statements
16. Commitments and Contingencies, page F-26

5.   We note the risk factor on page 43 which sets forth that certain authorities and departments "shall" fine you under the circumstances outlined in your disclosure. Please tell us whether any amount of this fine is probable and estimable, and explain to us the basis for your determination. In addition, tell us the consideration you have given to disclosing these potential fines either under this contingencies footnote or the subsequent events footnote.

        You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and
                                                Services

cc: Ying Li, Esq.